Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a letter dated April 19, 2013, that is being mailed to participants in Empire State Building Associates L.L.C:

April 19, 2013

To Participants in Empire State Building Associates L.L.C.

Dear Fellow Participants:

We understand from discussions with many of you that Richard Edelman has attempted to create doubt about the availability of tax deferral to ESBA participants in the proposed consolidation. We believe that Richard Edelman, hoping to influence the vote, is making misleading statements.

We want to be very clear and reiterate:

If you are a U.S. person, there is an opportunity to defer tax 100% if you elect to receive solely Operating Partnership Units in the consolidation, and therefore not incur any tax liability as a result of the consolidation. There is an opportunity to defer tax 98% if you elect to receive a combination of Class B Common Shares and Operating Partnership Units.

The Malkin family is receiving the same choice of elections as are all participants.

We have elected to take a combination of Class B Common Shares and Operating Partnership Units, and a small amount of Class A Common Shares, and we are relying upon the tax treatment noted herein. The Malkin family is subject to a longer lock-up than other investors. If these tax deferral alternatives were not valid, we would face a large taxable gain and might not be in a position to sell shares at the time required to pay.

Our prospectus/consent solicitation contains disclosure regarding the U.S. federal income tax considerations of the consolidation and the ownership of operating partnership units, which you should review. You may consult your tax advisor, and of course please feel free to call us directly at any time with any question.

We firmly believe the proposed transaction offers you better advantages and opportunities than your current investment, and we urge anyone who has not already done so to vote FOR our proposed consolidation and IPO as a REIT. We hope that you or your tax advisor will contact us at 212-850-2660 if we can assist you in any way.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.